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                           January 10, 2024

       Allan Camaisa
       Chief Executive Officer
       Calidi Biotherapeutics, Inc.
       4475 Executive Drive, Suite 200
       San Diego, CA 92121

                                                        Re: Calidi
Biotherapeutics, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed January 8,
2024
                                                            File No. 333-274885

       Dear Allan Camaisa:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 21, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Risk Factors
       The Settlement Amount, if any, to Be Paid Under the Forward Purchase Agreements is subject to adjustment, page 62

   1. We note your response to prior comment 3 and re-issue in part. Please disclose the risks and benefits to each of
Calidi and the Sellers based upon how the forward
                                                        purchase agreements
operate, including a clear description of Calidi's maximum monetary and dilutive exposure
arising under these agreements and when such exposure would
                                                        arise.
 Allan Camaisa
FirstName  LastNameAllan
Calidi Biotherapeutics, Inc. Camaisa
Comapany
January 10,NameCalidi
            2024         Biotherapeutics, Inc.
January
Page 2 10, 2024 Page 2
FirstName LastName
Management's Discussion and Analysis
Company Overview, page 64

2. We note your revised disclosure that you will be required to raise additional capital. As requested by prior comment 4, please discuss the effect this offering could have on the company's ability to raise additional capital.
       Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Scott E. Bartel, Esq.